INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

December 13, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”)
File Nos. 333-122901 and 811-21719
on behalf of Liberty Street Horizon Fund (the “Fund”)

The Trust is filing Post-Effective Amendment No. 434 to its Registration Statement under Rule 485(a)(2) (the “Amendment”) for the purpose of changing the Fund’s principal investment strategies to investing at least 80% of the Fund’s net assets in equity securities  of spin-off companies.  In connection with the new principal investment strategy, the name of the Fund is being changed to the “Horizon Spinoff Fund” and the sub-advisor’s performance information of its private accounts managed in a substantially similar manner to the Fund has been added in the Prospectus under the section titled “Prior Performance for Similar Accounts Managed by Sub-Advisor”.  These changes are reflected in the attached Amendment filing.

Please direct your comments to the undersigned at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam

Rita Dam
Treasurer